SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to Specific Collaboration Agreements in Relation to 5G Co-Construction and Sharing Entered into with China Broadcasting Network Corporation Ltd., dated January 26, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	January 27, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SPECIFIC COLLABORATION AGREEMENTS IN RELATION TO

5G CO-CONSTRUCTION AND SHARING ENTERED INTO WITH CHINA BROADCASTING NETWORK CORPORATION LTD.

INTRODUCTION

This announcement is made by the Company pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to (i) the announcement of the Company dated 6 June 2019 in relation to, among other things, the grant of the basic telecommunications service operating permit for “5th Generation Digital Cellular Mobile Service (5G)” to the Parent Company by the Ministry of Industry and Information Technology of the People’s Republic of China; and (ii) the announcement of the Company dated 20 May 2020 in relation to, among other things, the entering into of the Collaborative Framework Agreement between the Parent Company and CBN in relation to 5G co-construction and sharing.

As mentioned in the announcement of 20 May 2020, the Parent Company and CBN would negotiate and implement the specific proposals under the Collaborative Framework Agreement based on market principles.

The Board is pleased to announce that, pursuant to the Collaborative Framework Agreement, on 26 January 2021, CMC (a wholly-owned subsidiary of the Company), on behalf of its 31 provincial subsidiaries, entered into a series of specific collaboration agreements with CBN, including (i) the 5G Network Co-construction and Sharing Collaboration Agreement; (ii) the 5G Network Maintenance Collaboration Agreement; (iii) the Market Collaboration Agreement; and (iv) the Network Usage Fee Settlement Agreement.

The duration of collaboration under all four specific collaboration agreements shall be from the date of entering into the agreements to 31 December 2031, divided into the Phase One Collaboration Period and the Phase Two Collaboration Period. The Phase One Collaboration Period refers the period from the date of entering into the agreements to 31 December 2021 and the Phase Two Collaboration Period refers to the period from 1 January 2022 to 31 December 2031. The main content of the four specific collaboration agreements is as follows:

THE 5G NETWORK CO-CONSTRUCTION AND SHARING COLLABORATION AGREEMENT

The Parties shall jointly construct the 700MHz Wireless Network, whereas CMC shall share with CBN on a paid basis the 2.6GHz Network.

The Parties shall jointly invest in the establishment, expansion of capacity as well as upgrade and renovation of the 700MHz Wireless Network at a ratio of 1:1. The Parties shall enjoy ownership in the 700MHz Wireless Network (including but not limited to base stations, antennas and essential wireless ancillary equipment) as an indivisible integral asset at a ratio of 1:1. The Parties shall both have the right to fully use the 700MHz Wireless Network to provide services to their respective customers.

Each of the Parties, as a project construction unit of the 700MHz Wireless Network, shall carry out capital construction procedures of the project in accordance with the national legal system and internal management requirements.

CMC shall provide to CBN for use on a paid basis a transmission carrier network linking between 5G base stations with a frequency of 700MHz and CBN’s connection points in prefecture-level cities or provincial centers.

The wireless networks of 700MHz and 2.6GHz shall adopt the same shared technical solutions.

THE 5G NETWORK MAINTENANCE COLLABORATION AGREEMENT

The Parties shall possess equal network management rights in respect of the 700MHz Wireless Network. CMC shall undertake the operation and maintenance work of the 700MHz Wireless Network, whereas CBN shall pay to CMC operation and maintenance fees for the 700MHz Wireless Network.

CMC shall be responsible for the maintenance work of the 700MHz Transmission Carrier Network for use by CBN on a paid basis. The 700MHz Wireless Network shall be dual- connected to the respective core networks of the Parties, which shall undertake the network maintenance work of their respective self-owned core networks.

The network maintenance work for the 700MHz Wireless Network and the 700MHz Transmission Carrier Network undertaken by CMC includes areas such as malfunction handling, complaint handling, communication safeguarding, cutover upgrade, wireless optimization and base station inspection.

THE MARKET COLLABORATION AGREEMENT

The Parties shall carry out collaboration in compliance with national laws and relevant regulations of the industries concerned and under the principle of “equality and voluntariness, collaboration for win-win, and complementary advantages”, thereby jointly exploring innovations in areas such as models of products and operations, insisting upon high-quality development and earnestly safeguarding the sustainable development of the industries.

The market collaboration between the Parties shall follow the principle of independence in terms of branding and business operations.

During the Phase One Collaboration Period, CBN may share CMC’s 2G/4G/5G Networks on a paid basis to provide services to CBN’s customers.

During the Phase Two Collaboration Period, CBN may share CMC’s 2.6GHz Network on a paid basis to provide services to CBN’s customers. After the large-scale commercialization of the 700MHz Wireless Network, CBN shall, in respect of its new customers, in principle no longer share and use CMC’s 2G/4G networks.

Apart from the aforesaid business collaboration in terms of network sharing, the Parties shall also strengthen their collaboration in areas such as product design, market operations, customer service, content, as well as national and industry standards formulation.

THE NETWORK USAGE FEE SETTLEMENT AGREEMENT

Based on the Collaborative Framework Agreement, the 5G Network Co-construction and Sharing Collaboration Agreement, the 5G Network Maintenance Collaboration Agreement and the Market Collaboration Agreement, CBN shall pay to CMC network usage fees, including operation and maintenance fees for the 700MHz Wireless Network, usage fees for the 700MHz Transmission Carrier Network, and usage fees for the 2G/4G/5G Networks.

During the Phase One Collaboration Period, the operation and maintenance fees for the 700MHz Wireless Network and usage fees for the 700MHz Transmission Carrier Network payable by CBN to CMC shall begin to accrue in the second month after the 5G base stations with a frequency of 700MHz are connected to CBN’s core network or CBN’s designated transmission nodes and shall be charged according to the actual number of base stations.

During the Phase One Collaboration Period, CBN shall settle with CMC the usage fees for the 2G/4G/5G Networks according to the actual network business volume of CBN’s customers in their use of CMC’s 2G/4G/5G Networks.

During the first five years of the Phase Two Collaboration Period, CBN shall pay to CMC network usage fees, including operation and maintenance fees for the 700MHz Wireless Network, usage fees for the 700MHz Transmission Carrier Network, and usage fees for the 2.6GHz Network, at the rates negotiated by the Parties.

In 2026, the Parties shall negotiate and determine in an amicable manner the settlement amounts for the second five years of the Phase Two Collaboration Period according to the operation and collaboration conditions during the first five years of the Phase Two Collaboration Period.

The settlement of fees for the collaboration carried out between the Parties in areas such as customer service and international business that are outside of the agreed upon scope shall be negotiated and determined by the Parties separately.

DEFINITIONS

In this announcement, unless the context otherwise requires, the expressions below shall have the following meanings:

“2.6GHz Network”	the 5G network with a frequency of 2.6GHz self-constructed by CMC
“2G/4G/5G Networks”	the 2G, 4G and 5G networks of CMC, of which the 5G network refers to the 2.6GHz Network
“5G Network Co-construction and Sharing Collaboration Agreement”	the 5G Network Co-construction and Sharing Collaboration Agreement entered into by the Parties on 26 January 2021
“5G Network Maintenance Collaboration Agreement”	the 5G Network Maintenance Collaboration Agreement entered into by the Parties on 26 January 2021
“700MHz Transmission Carrier Network”

the transmission carrier network linking between 5G base stations with a frequency of 700MHz and CBN’s connection points in prefecture-level cities or provincial centers, being self-constructed by CMC and provided by CMC to CBN for use on a paid basis

“700MHz Wireless Network”	the 5G wireless network with a frequency of 700MHz co- constructed by the Parties
“Board”	the board of directors of the Company
“CBN”

China Broadcasting Network Corporation Ltd., a company incorporated in China with limited liability, which has already obtained an operating permit for 5th generation digital cellular mobile service and can legally use the 700MHz frequency band of the radio spectrum to build a 5th generation mobile telecommunications (5G) network

“CMC”	China Mobile Communication Co., Ltd., a company incorporated in China with limited liability, which is a wholly-owned subsidiary of the Company
“Collaborative Framework Agreement”

the Collaborative Framework Agreement previously entered into between the Parent Company and CBN in relation to 5G co-construction and sharing, details of which are set forth in the announcement of the Company dated 20 May 2020

“Company”

China Mobile Limited, a company incorporated in Hong Kong with limited liability, whose ordinary shares are listed on The Stock Exchange of Hong Kong Limited and American depositary shares are listed on the New York Stock Exchange

“Market Collaboration Agreement”	the Market Collaboration Agreement entered into by the Parties on 26 January 2021
“Network Usage Fee Settlement Agreement”	the Network Usage Fee Settlement Agreement entered into by the Parties on 26 January 2021
“Parent Company”	China Mobile Communications Group Co., Ltd., a company incorporated in China with limited liability, which is the ultimate controlling shareholder of the Company
“Parties”	CMC and CBN
“Phase One Collaboration Period”	the period from the date of entering into the four specific collaboration agreements to 31 December 2021
“Phase Two Collaboration Period”	the period from 1 January 2022 to 31 December 2031

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 26 January 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and

Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.